Toroso Investments, LLC
898 North Broadway, Suite 2
Massapequa, New York 11758
April 8, 2022
VIA EDGAR TRANSMISSION
U.S. Securities and Exchange Commission (the “Commission”)
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549
Re:        Tidal ETF Trust (the “Trust”)
File Nos. 333-227298, 811-23377

To the Commission:
Pursuant to Rule 485(a)(2) of the Securities Act of 1933, as amended, the Investment Company Act of 1940, as amended, and the regulations thereunder, transmitted herewith on behalf of the Trust to add two new series, the Elevate Shares 2X Daily METV ETF and Elevate Shares 2X Daily BETZ ETF, is Post-Effective Amendment No. 103 and Amendment No. 104 to the Trust’s Registration Statement on Form N-1A.
If you have any questions or require further information, please contact Michael Pellegrino at (844) 986-7676 (Extension 731) or mpellegrino@torosoinv.com.
Sincerely,
/s/ Michael Pellegrino
Michael Pellegrino
General Counsel
Toroso Investments, LLC